UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Comisión Nacional del Mercado de Valores

C/Edison, 4

28006  — Madrid

Abengoa, S.A. (“Abengoa” or the “Company”), in compliance with the provisions of Section 82 of the Securities Market Act (Ley del Mercado de Valores), hereby gives notice of the following

Relevant Fact

The Extraordinary General Shareholders Meeting of the company held on 10 October 2015 on first call, has approved, among others, the following resolutions:

1.                            Accept the resignation as propietary directors submitted on that same date by Ms. María Teresa Benjumea Llorente, Mr. Fernando Solís Martínez-Campos and Mr. Carlos Sundheim Losada.

2.                            Set the number of members of the Board of Directors at thirteen (13).

3.                            Ratify and appoint as directors Mr. José Domínguez Abascal, as proprietary director, and Mr. Santiago Seage Medela, as executive director.

Consequently, the current composition of the Board of Directors is the following:

Chairman	José Domínguez Abascal	Proprietary

First Vice-Chairman and CEO	Santiago Seage Medela	Executive

Second Vice-Chairman and Lead Independent Director	Antonio Fornieles Melero	Independent

Directors
	José Joaquín Abaurre Llorente	Proprietary
	José Luis Aya Abaurre	Proprietary
	Javier Benjumea Llorente	Executive
	José Borrell Fontelles	Independent
	Mercedes Gracia Díez	Independent
	Ricardo Hausmann	Independent
	Ricardo Martínez Rico	Independent

	Claudi Santiago Ponsa	Proprietary
	Ignacio Solís Guardiola	Proprietary
	Alicia Velarde Valiente	Independent

Secretary non-member	Daniel Alaminos Echarri

Likewise, the Board of Directors held on that same date after the Extraordinary General Shareholders’ Meeting appointed the members of the Investments Committee which will be composed, as of the date hereof, as follows:

Chairman	Antonio Fornieles Melero

Members	José Domínguez Abascal

Mercedes Gracia Díez

Secretary non-member Juan Carlos Jiménez Lora

Lastly, the Board of Directors in that same meeting has resolved to modify the composition of the Strategy and Technology Committee which will as of the date hereof be:

Chairman	José Borrell Fontelles

Members	José Joaquín Abaurre Llorente

José Luis Aya Abaurre

José Domínguez Abascal

Ricardo Martínez Rico

Secretary non-member Juan Carlos Jiménez Lora

The General Technical Secretary of Abengoa, Ms. Ana Raquel Díaz Vázquez, will also attend the meetings of the Committee to coordinate its works.

Seville, 10 October 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: October 10, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary